SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13G
			 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED
	PURSUANT TO RULES 13d-1(b)(c) AND (d) AND
	AMENDMENTS THERETO FILED PURSUANT TO
	RULE 13D-2(b)
                      (Amendment No.  4)*


                HARRINGTON FINANCIAL GROUP, INC.

                        (Name of Issuer)


            COMMON STOCK, $.125 PAR VALUE PER SHARE

                 (Title of Class of Securities)


                          413801 10 1

                         (CUSIP Number)


                         October 27, 1999

    (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	Rule 13d-1(b)
     X	Rule 13d-1(c)
	Rule 13d-1(d)




  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Douglas T. Breeden
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                           [ ]
                                                           (b)
                                                           [ ]

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

   NUMBER OF       5     SOLE VOTING POWER
    SHARES               1,531,611
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                   6     SHARED VOTING POWER
                         15,400

                   7     SOLE DISPOSITIVE POWER
                         1,531,611

                   8    SHARED DISPOSITIVE POWER
                         15,400

 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       1,547,011 (Includes options to purchase 1,200 shares which are currently exercisable)

 10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                  [ ]


 11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       48.26%

 12    TYPE OF REPORTING PERSON*

       IN



Item 1(a)  The Issuer is Harrington Financial Group, Inc.

Item 1(b) The address of Issuer's principal executive office is 722 East Main St., Richmond, Indiana 47375.

Item 2(a)  The name of the Reporting Person is Douglas T. Breeden.

Item 2(b) The business address of the Reporting Person is 100 Europa Drive, Suite 200, Chapel Hill, NC 27514

Item 2(c)  The Reporting Person is a United States citizen.

Item 2(d) The securities of which this Schedule 13G relate are the shares of common stock, $.125 par value per share of Harrington Financial Group, Inc. (the
	   "Issuer").

Item 2(e)  The CUSIP Number is 41380 10 1.

Item 3.	   This statement is filed pursuant to Rule 13d-1(c)

Item 4.	   Ownership

	   (a) Amount beneficially owned (See Exhibit A attached):
	       1,547,011 (Includes options to purchase 1,200 shares which are currently exercisable)

	   (b) Percent of class:
	       48.26%

	   (c) Number of shares as to which the Reporting Person
	       has:
	       (i) Sole power to vote or to direct the vote
	           1,531,611
	      (ii) Shared power to vote or to direct the vote
		   15,400
	      (iii)Sole power to dispose or direct disposition
	           1,531,611
	      (iv) Shared power to dispose or direct disposition
		   15,400

Item 5.	   N/A

Item 6.	   N/A

Item 7.    N/A

Item 8.    N/A

Item 9.    N/A

Item 10.   Certification

	  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


				SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





				/S/Douglas T. Breeden

				Date:  November 9, 1999


EXHIBIT A
Wyandotte Community Corporation holds 41,421 shares of the Common Stock. Douglas T. Breeden is the controlling shareholder of Wyandotte Community Corporation, and by virtue of this ownership owns and has control over these shares. Individually, Douglas T. Breeden owns 1,488,990 shares (including 1,200 options that are currently exercisable). A total of 15,400 shares are owned by the wife and children of Douglas T. Breeden.